Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Sun Life repositions for long-term growth and expansion in China

     TORONTO, July 29 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF)
announced today that it has entered into an agreement with the China
Everbright Group to reposition Sun Life Everbright Life Insurance Company
Limited to capture a larger share of China's growing financial services sector. The restructuring, which is subject to regulatory approval, is anticipated to take effect by the end of this year.
     Sun Life and China Everbright have agreed to introduce strategic investors to Sun Life Everbright, which will more than double its registered capital to approximately CDN$500 million (RMB 3 billion). The banking and securities operations of China Everbright will become more important marketing and distribution channels for the products and services of Sun Life
Everbright, thereby providing greater reach to customers across China. The company will continue under the Sun Life Everbright name.
     Sun Life, which will have a 20% interest in the restructured and repositioned company, will continue to provide its international risk management and actuarial expertise and standards to Sun Life Everbright. Sun
Life and China Everbright are also seeking opportunities to enhance their partnership by expanding into other financial services.
     "This strategic restructuring is in the best long-term interest of our shareholders and secures our participation in the tremendous growth and promise of China's life insurance and broader financial services market," said
Donald A. Stewart, Chief Executive Officer, Sun Life Financial. "We are
maintaining a meaningful, strategic interest in one of China's top financial services companies and affirming our long-term commitment to China."
     "This important agreement strengthens the strategic partnership between
Sun Life and China Everbright," said China Everbright Group Chairman Tang
Shuangning. "It will advance mutual support and the common interests of both companies to grow, to serve Chinese consumers, and to achieve a larger share of the Chinese domestic protection market."

     About Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
March 31, 2009, the Sun Life Financial group of companies had total assets under management of CDN$375 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

     About Sun Life Everbright

     Sun Life Everbright offers protection and wealth products in China to an expanding middle class looking to achieve financial security for their families. Sun Life Everbright is a joint venture of Sun Life and the well-established local partner the China Everbright Group. Sun Life Everbright opened for business in 2002 in Tianjin, a city of nearly 11 million people south-east of Beijing. Two years later Sun Life Everbright began business in
Beijing. Today Sun Life Everbright has offices in 18 cities and more than
3,500 Sun Life Everbright advisors.

     About China Everbright Group

     China Everbright Group was established in May 1983 as a major state-owned conglomerate under the administration of the China State Council. As a window of China's reform and market opening, the Group has grown into a mega conglomerate in the past twenty years, focusing on banking, securities, insurance, investment management, and has made active contributions to China's reform and market opening.
     The Group is comprised of major subsidiaries in mainland China including financial service subsidiaries of China Everbright Bank, Everbright
Securities, Sun Life Everbright Life Insurance Company and Everbright
Financial Holding Asset Management Company as well as industrial subsidiaries of China Everbright Industrial (Group) Company, China Everbright Investment
Management Company, Shanghai Everbright Convention & Exhibition Center,
Everbright Property Company and others. In Hong Kong, the Group has 22 subsidiaries, two of which are listed on the Hong Kong Stock Exchange, namely,
China Everbright Limited, and China Everbright International Limited.
     By the end of 2008, the total assets of the Group amounted to approximately RMB 1000 billion, with total profits for the year reaching RMB
10 billion, and a total staff exceeding 20,000.

     %CIK: 0001097362

     /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 22:07e 29-JUL-09